(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

DYNAMIC HEALTH PRODUCTS, INC.

Full Name of Registrant

12399 Belcher Road South, Suite 140

Address of Principal Executive Office (Street and Number)

Largo, Florida 33773

City, State and Zip Code

PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

Dynamic Health Products, Inc. (the “Company”) could not file its Form 10-KSB for the year ended March 31, 2005 within the prescribed time period because of the substantial additional effort required to appropriately report the Company’s acquisition of a significant subsidiary made during the period.

The Company is diligently working to complete the Form 10-KSB and expects to file it in its entirety on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cani I. Shuman (Name)	727 (Area Code)	683-0670 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dynamic Health Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005	By:	/s/ Mandeep K. Taneja
Mandeep K. Taneja
Chief Executive Officer and
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT A

The Company expects that results of operations for the year ended March 31, 2005 will not be comparable to results of operations for the year ended March 31, 2004 primarily due to one fact.

The Company purchased a significant subsidiary, Bob O’Leary Health Food Distributor Co., Inc. (“BOSS”), effective October 1, 2004, as reported in the Company’s Current Report on Form 8-K, dated October 1, 2004, with respect to such purchase and as a result of such purchase. Therefore, the Company’s results of operations for the year ended March 31, 2005 include the results of operations of BOSS from October 1, 2004 through March 31, 2005. Estimated revenues and cost of goods sold for BOSS for the period from October 1, 2004 through March 31, 2005 were $14.9 million $13.1 million, respectively.

Effective March 31, 2005, the Company purchased a significant subsidiary, Dynamic Marketing, Inc., through a wholly-owned subsidiary of the Company, as reported in the Company’s Current Report on Form 8-K, dated March 31, 2004, with respect to such purchase and as a result of such purchase. Therefore, the Company’s results of operations for the year ended March 31, 2005 include the results of operations of Dynamic Marketing I, Inc. (“DMI”) for March 31, 2005. As the Company only had revenues for DMI for one day during the reporting period, results of operations of DMI are expected to be immaterial. The Company has yet to receive the final financial statements for Dynamic Marketing, Inc. as of March 30, 2005 and for the period from January 1, 2005 through March 30, 2005, and therefore cannot yet complete the accounting for its acquisition of such company.